Immersed

Immersed annual report

LETTER

Dear investors,

This past year has been one of the most defining in Immersed's journey.
We set out with an ambitious goal: to build the next generation of computing, something lighter, more powerful, and fundamentally more human than what exists today. Over the last year, that vision moved from EVT devices to PVT reality. We completed the development of Visor, our flagship spatial computing headset, and began the transition toward shipping to customers. Along the way, we gathered critical user feedback that has shaped the final product experience in meaningful ways. At the same time, we pushed forward on what we believe is the next major shift in computing: AI that can actually operate computers. This led to the development and launch of our beta for Curator AI, our computer-using AI agent.
It wasn't without challenges. Hardware production timelines required more patience than expected, and we made the deliberate decision to prioritize quality and long-term trust over speed. We also navigated a more constrained hiring environment and took additional time to ensure our regulatory pathway was set up correctly for the long term.
Despite that, the foundation we've built is significantly stronger than it was a year ago. We are now entering a phase where product, revenue, and scale begin to converge, moving toward profitability.
Most importantly, we are still anchored in the same belief that brought many of you here in the first place: that computing is overdue for a fundamental reinvention. Screens, keyboards, and fragmented workflows are not the end state,

and we believe Immersed is helping define what comes next.
Thank you for believing in us, for your patience through the harder parts of the journey, and for being part of what we're building. The next chapter is where things start to compound.

We need your help!

As we move into scaled mass production and commercialization, the most valuable support from our investor community is in three areas:
First, customer introductions and distribution. If you or your network includes enterprise leaders, developers, creators, or teams that could benefit from spatial computing, Visor, or AI-driven workflows, we'd greatly appreciate warm introductions. Early adoption and real-world usage are helpful as we scale.
Second, talent. We are continuing to build a world-class team across hardware engineering, AI, and go-to-market. If you know exceptional builders, especially those with experience in XR, systems engineering, or AI agents, we would love to meet them.
Third, amplification. Sharing Immersed, Visor, and Curator AI with your network, whether on social media, communities, or directly, helps us reach aligned users and believers faster than any paid channel.
We are incredibly grateful for the community that has formed around Immersed, and we welcome anyone who wants to play a more active role in helping us shape the future of computing.

Sincerely,

Renji Bijoy

Founder & CEO/CTO

Jacob Thomsen

Managing Partner

How did we do this year?

REPORT CARD

A-

☺ The Good

- Immersed successfully raised $5M via Regulation CF.
- Immersed received user feedback on Visor devices.
- Immersed developed groundbreaking AI technology.

☹ The Bad

- Partners needed more time before full mass production.
- Hiring freeze.
- Reg A+ filing needed more time, and was qualified in 2026 instead of 2025.

2025 At a Glance

January 1 to December 31


$$$$



$677,250 **+3%**
Revenue

-$4,157,021
Net Loss



IOU!

$10,979,767 **+2%**
Short Term Debt



$5,539,827
Raised in 2025



$1,585,488
Cash on Hand
As of 04/17/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$659,590
-$14,269,329
$677,250
-$4,157,021
2024
2025

Net Margin: -614% **Gross Margin:** 83% **Return on Assets:** -290% **Earnings per Share:** -$0.01

Revenue per Employee: $42,328 **Cash to Assets:** 21% **Revenue to Receivables:** 23,999 **Debt Ratio:** 784%

2025_Financial_Statements__Unaudited_.pdf

We ❤ Our 4,701 Investors

Thank You For Believing In Us

Mary Currier
Tevita Moce
Anthony Weijia Ayala
Govind Ventures
Sarah York
Kayne Tan
Bradley Waites
Shaun McDuffee
Patrick Whitney
Jonathan Smith
Patrick McCarthy
Susan Desilva
Leslie Garcia Munoz
Yasmin Huff
Paul Sawaya
Scott E Kaplan
Daniel Ha
Steven Gao
Kelvin Cox
Derrik Oates
Nelson A Legaspi
Patrick Henshaw
Kierre Lindsay
Elizabeth Kalik
Morgan O'Rourke
Daniel Raubenheimer
Mohan MATHEW
Jacob Nelson
Leon Boone
Milton T. Nettles. Ed.D.
Latosha Prayer
Jeff Lazcano
Robert Fleury
Manish Chabria
Prasad Bagewadi
Tom Dolezal
Timothy Dick
Srihari Belur Ramaprasad

Rod Leonard
Mark Skoskiewicz
Ebony James
Omkarnath Prabhu
Kirit Patel
George Limen
Eric Witherall
Antoine Tardif
Faisal Fahad J Alotaibi
Birun Balami
Raymond Brown
Angelica Toussaint
Veronica Johnson
Spencer Hahn
Jason Holdsworth
Elton Pereira
Marek Vrba
Yoav Getzler
Olu Mabogunje
Kevin Pires
Eric Internicola
Grey Damien
Nadia Busey
Rob Lauria
Claude Chen
Jose Acosta
William Pennington
Joe Thomas
Stanley Chan
Carlos Cervantes
Quang Ho
Zhi Wei Cheng
Daniel Haywood
Dan Herrin
Jasiel Moreno
Tatiana Griffiths
Sean Hanagan
Stephen Gellatly

Brad Kessler
Gyasi Massey
Roderick Herron
Binu Kunjummen
Ana Reynoso
Keely Jackson
Joe Edmonds
Blake Mariage
Laxman Khanal
Narapati Bhattarai
Maria Nenita Gaite
Kameron Stanley
Tanya Deering
Emilio Martin
Herman Venter
Alan Jacobson
Jacob Thomsen
Sean Dougherty
Bhim Bhattarai
Benjamin Garcia
Wesley Wierson
Marquise Brathwaite
Javed Alam
Tom Cochrane
Nolan McMichael
Fowana Terry
D. William Zero
Jennifer White
Jill Powell
Tanesha Honeygan
John Mccarthy
Lawrence Williams
Kjell Kling
John W. Fiege
Roger Blonder
Patrick Spaulding Ryan,...
Christine C Groethe
Jerry Levine

Emmanuel CHUKWUMA
David Chambers
Michael G. Dickerson
Keith Davis
Larry Heller
George Simons
Edgar Aquino
Logan Haire
Rohith Alimeti
Sriram Sundararajan
Michelle Ocasio
Alice Mcquaid
Marisa Trapani
Hatem Rowaihy
Jerry Tsai
Ronald Cunningham
Jacob Thomsen
Brian Lowenstein
Michelle Laucke
David Macario
Peter Harris
Denis Kalugin
Karmel Bagot
Cheryl Waiters
Nancy Ramos
Adric Samuel
David DiLoreto
Bing Pang
Gregory Rodriguez
David Schroeder
Amos R Henry III
Martin Adams
Robert Porter
Viktor Rogachev
Robert Holder
Badal Haider
Steven Pong
Lyle Notice

Michael Mack McPherson
J. A
J.R. Coleman
Joyce Lassiter
Adel Ali Al-Malki
Mads Georgsen
Mathew George
Francisco Malafaya
Bryian Tan
Garrett Menichini
Tejesh Tj Mehta
TaShauna Horton
Jana MCMAHON
Sunwoo Kim
Chatri Jhunjhnuwala
Morten Hagland Hansen
Jeremy Edberg
Jose Miguel Legaspi
Cale Gardenhire
Joshua Webster
Shumaiya Shaikh
Sanjay Ramchandani
Joel Debique
Troy James
Chris Yerbey
Anthony A Cook
Meredith Webb
Jason G Croft
Katherine Blomquist
Ashton Frye
Logan Gibson
Amanda Hill
Richard Ray Chua
Bradley L Baker
Michael Mooring
Jaime Matus
Duke Duncan
Andrew A. Philip

Joel Trinidad
Roger Austin
Isaac Donkor
Sharath Ramesh
Gunter Van Den Bossche
Mark Bruckner
Paul King
Tan Quan Nguyen
Jeremy Miller
Jesse Craft
Thomas Z MCGUIRE
Prashant Behl
Anne Wenning
David Wright
Subrata PAL
Jefferson Dent
Robert KANG
Vamshi Vangapally
Exel Fairclough
Rickey Brookins
Ted Chu
Jeremy Colon
Steven L Tray
Joseph Apger Sr.
Jarvis Campbell
Lars Anderson
Nicholas Miyasato
Tejas Mangi
Leslie Taylor
Ricardo Cajuste
John Taiwo Ojoko
Raul Torrenegra M
DiGennaro Prosper
Dennis Ramos
Joseph Lizyness
Cody Willard
Chaim Yoel
Kuriachan Udupp

Reeba John
Kristin Retherford
Brandon DeMarco
BENJAMIN STARK
Muthu SANKARAN
Sandeep Dar
Hailey Kilian
Jackie Frederick
Zabar Akbar
J.J Furlano
Alex Bondoc
Rodrigo Lima
Subhash Narayanan
Jay Avila
Eric Jaden
Tony Oyiboke
Chris Graebe
Tosin Kolade
Dan Montanez
Gaius Roy
Emrah Ozturk
David Thierman
Osagie Aisueni
Josh Joykutty
George Bijoy...
Jeswin Thomas
Daniel Joseph Thangavelu
John Reilly
Ben Chu
Sean John George
Richard Torres
Jeremy Stuart Nuckolls
Prince Joseph
Anne Varghese
John Brooks Pounders
Randolph Wright
Henry Nneji
Daniel Mason
Ben Mathew
Rachael Reed
Sanjeev Anand
Bobby Mathew
Rahina I Zomah
Laxman Dahal
Jobin Joseph
Tony M Thomas
Aaron Alex
Thomas Sherman
Justin George
Salima Khimji
Shane Kevin Cross
Sujit Jadhav
Dirk Sanford
Richard George
Alvin John
Bejoy Titus
Mark Mancao
Quentin Smith
Robert Sterenchak
Shawn Mathew
Joan Rodríguez
David Prorok
Esther Poulose
Jenson George
Michael Foremar
Nancy Mondragon
Luke Gwaltney
Seena Mathew
Tomoyuki Kita
Karla Torres
Jeffrey Powers

Janusz Toczko
Gavin Cowie
Mical Salmonson
Martin Pedersen
Lucian Melendrez
Brahama Kroma
Russell Xavier
Jonathan Ortiz
Tom Wright
Andre Harrell
Lance Bradley
Charles Lindsay
Todd Perdew
Robin Cherian
Norman Kennedy
Cassie Greutman
Ken Kunkel
Dolph Van Ittersum
Francisco Cardenas
Sai Kiran Burra
Rick Casteel
Gavin Menichini
Aaron Smith
Tameem Badwan
Antony Muitungu
Wilfrid Jean-francois
David Ebung Umo
Nicholas Fox
Jessica Baker
Joshua T Mathew
Maritza Uttley
Charlie Green
Kennedy Grimes
Jeff Abraham
Charlene Myers
Catherine Uballe
Luke Andrews
Saajen Kumar
Ben Paul
Andrea Gandica
David Lloyd
Gary Charles Ventola
Glory Jay
Austin Clemens
Ola Johnson
Karim Hemani
Steffin Mamman
Roger Lee Thrasher III
Robert Brooks Jr.
Lijo Mathew
Presley Paul
Isaiah Immanuel Fountaine
Justin Anchanattu
Matt Albrecht
Scott DeVito
Kyle Jackson
Jobi George
Darius Melvin
Jonathan Hockman
Ivan Galchenko
Jeremie Jake Harris
Alan Mathew
Christopher Green
Ben Zino
Tracey Porter
Quran Morrow
Trevor Dixon
Sara Mj
Marvin Mathew
David Kvist
Tom Whaley

Christina Johnson
Piper Adamian
Gregory Burris
Mark R
Donald Runnells
Per Erik Vitasp
Robert Ritch
Benny M Koontz
Nicky Golbahar
Durrel Lewis
Noor Gaal
Lawrence Ayokunnu...
Kai Leung Huen
Shaligram Sharma
Antonio R Arrendell
Vishal Madan
Ali Abdulla Rashed...
Nicolas Gallet
Hans Jerrell
Beulah Smith
Paul Horst
Chase Giles
Nathan Settembrini
Holly Islam
John Swiger
Luke Thomas
Khaled Almutairi
Courtlandt Perkins
Taylor Freeman
Frank Wallace
Alex Moses
Josh Guerrero
Taylor Perkins
Jonathan De Armas
Chris Woolfe
Jon Stallsmith
Viji Kuruvilla
Vincent woodson
Erick Fuentes
Cole Mitchell
Prakash Kharel
Merlyn David
Samuel Torres Munoz
Nolan Mast
Phil Collins
Madison Keller
Vineeth Alexander
Elaine Garcia
Glenn Joseph
Edwin Chandapillai
Chris Chil
Sameer Ghulam
Jenson Mathew
Nathan Sudds
Josh Kuruvilla
Mark Shaggy Rutherford
Nick Barr
Deepu Jose
Amber Churn
Jensen Joy Cherian
Prince Maliyil
Aleksandr Vinokurov
Yasmin Rahman
Christopher Ingram
Sahil Gilani
Jelani Pinnock
Ruthe Terfie
Rajiv Sud
Desmond Leo
Dion D Williams
Erica Emmanuel

Cody Pinto
Gary L. Frazier
Naoki Yasuda
Kekura Musa
Dennis Chen
óskar A. Hjartarson
Trippy Jack
Winston Liu
Massimo DiMeo
Benjamin Horowitz
Aabhas Zaveri
Bryant Lee
Chinmay Jayaswal
Alfonso Aduna
Henry B Harris
Terence Gould II
Cal Harris Jr.
Colton Bethany Neifert
Robin Simon
Young Li
Uche Ebokah
Krys Henry
Shaun Meyer
Kyle Schiltz
Siam Samad
Nicole Doeden
Adriana Maritato
Justin Simon
Andy Wu
Craig Curry
Marvin Mathew
Kat Kalman
Tyler Collins
Lalit Devraj
Harit Patel
Stan Panicker
Martha Sugra
Nija Thomas
Allison Friedman
Emily Rasmussen
Patrick Kane
Nicolás Mejia
Ifeoluwa Oyewumi
John Giles
Liz Cheung
Geo Mathai
Jessica Thomas
Calvin Chacko
Joshua Davis
Levi Tompkins
Daniel St Juste
Libin Abraham
Abel Augusthy
Rose George
Qaashif Ventavis Panjwani
Redhwan Chowdhury
Alvin Abraham
Paul Choi
Shema Jacob
Cing San Lun
Bubba Mathew
Stephanie Panicker
Ashley Ninan
Glenn Payne
Jonathan Abraham
Leah Johnson
Connor Gwaltney
Ana Johanna Bustos
Jesu Joseph
Joel Johnson
Sam Argillander

Philip Mathews
Sean Gibson
Anebi Agbo
Christy Johnson
Felix Nwokolo
Kapeesh Bhaghavathula
Tag's DAD
Cath Clayton
Porsha Carr
Micah Hensley-Lust
Liz Ramsey
Kelli Hayward
Pankaj Sehgal
Eric Dameron-Drew
Vincent Scott
Rachel Pigott
Sarah McCullough
R H
Alvin Thomson
Andrew McElhenny
Bobby Thomas
Nicholas Garza
Jason Mathew
Jane Kim
Jackson Bailey
Faye Salwin
Joel George
Matt Eltringham
Pramod Mathews
Scott Ellis
Kurt Yazici
Jensen Geevs
Austin Edwards
Joe Eappen
Libby Cleaves
Manoj Oommen
Baron Huntington
Isaac Hachi Roku Solomon
Neilda Pacquing
Morgan Elizabeth...
Scott Sala
Naveen Kumar Dakoju
Oluwafemi Ake
Emeril Severin
Odaro Aisueni
Lisa John
Benito Salazar
Jobin Thomas
Marc Chaffee
Gretchen Hubbard
Jonathan Lo
Eduardo Gonzalez
Brian Bailey
Steve Merrill
Martha Tellez
Jaivi George
David Douglass
Bernard Hyppolite
Stephanie Geevarughese
Karl Taylor
Sandy Varghese
Sara Ovando-Bowen
Alex Palathinkal
Merin Minch
Massimo Merighi
Jeffrey Pereira
Jenny Koshy
Courtland Welch
Nigel David
Christopher Guarniere
Michael Wheeler

Cassidy Sanchez
Bren Sweeney
Srikarthi Sivasubramaniam
Daniel Ortiz
Naresh Ravi
Kenneth Wells
Frank Rodgers
Cheri Ann Tipler
James R True
Jep Cain
Ty Ron Robinson II
Christopher Onwuka
Emil I NNANI
Marie Noel Nono
Regina Smith
Michael Hankins
Joey Fry
Paul Regalia
Adele Van Rooyen
Virginia Gleason
Rebecca M Whitcraft
Roselyn Varghese
Christopher So
Neil Desai
D.P. Lambert
Erika Brown
Stan Philip
Taron Lizagub
Tom Barrett
Claudette Brewer
Ria Mathew
Matt Simon
Gwendolyn Jones
Ambrea Pitts
Yvonne Yeboah
Reuben Lewis
Esther Olatunde
Christopher Huang
Corey Vike
Adrian Gonzales
Nick Hui
Hannah Sillars
Binoj Jacob
Noble Jacob
Gabriel Williams
Zuhaib Lassi
Tony Mathew
Tim Slabach
Farhan Saifudin
Jeff Weiser
Shabbir Ali Vijapura
Treyten Carey
Neal Bosche
Ebiel Camacho
Jacinth Panicker
Benjamin Mathew
Roa Juan
Lyndia Lipscomb
Brandon John Crain
Christa Abla
Americo Gomes
Logan Batson
Fredy Trinidad
Robert David Whalen
Kate Nicoll
Maria Katherine Prieto
Bobby Torres
Laura Thomson
Nesto Pinto
Jerry Koshy
Sarah Pasquale

Kevin Fnb
Royal Burton
Mohd Akmal Bin Md...
Omar Mendez
Matt Unrue
Eric W. Harding
Moses Gonzales
Richard Cohn
Zack Carden
Nidhin Mattappally
Ck Allums
Kishan Patel
Nilanjan Basu
Douglas JORDAN
Mikey Scimeca
Adam Reuss
Stéphane Davezac
Carl Hekkert
Nicolas Suarez
Nikki Truong
Shamus Wheeler
Donald Culzac
Katherine Erbeznik
Maria Paz Gillet
Mike Kahn
Barry Gerdsen
Foo Kwan
Lennart Pomreinke
Bryan Ollila
Sascha Beinert
Huy Nguyen
Devon Gunn
Stephen Hatez
Edward Knox
Claire Dodin
Aaron Swier
Aaron Paul
Celeste T.
Kenechi Egbuna
Douglas Edward Jones
Abdulaziz Alrashaid
Victoria Limon
Jenn Serra
Hồ Nam Nguyễn
Josiah G.
Joseph Dunne
Stanley John
William Campbell
Wins Thomas
Ty Combs
Kodi Walker
Arun Koshy
Joseph Dunne
Tom Baldwin
Andreea Wilcox
Daniel Oomman
Raj Alairys
Matthew Zygowicz
Chris Rutledge
Grif Palmer
Isaiah Easo
Sam George
Justin Jose
James Baggs
Luis F. J.G.
Xavier Navarrete Delgado
David Olaniran
Judith Jenkins
Nicholas Wilson
Jeff Weiser

Dustin Franklin
Josh Francis
Dillon Peterson
Christian Verwiebe
Natasha Dixon
Alan H. McNeil
Mathew Chandy
Tyrone Arrington
Stefan Dirnstorfer
Jesus Adrian Garcia...
Bobby Samuel
Ivan Prince
Bhavik Praful Sheth
Linta Samuel
Sophia Jacobs
Jalen Fields
Fabian Eppler
Ed Gold
Lucas Alvarado
James Bhai
Zafar Karimov
Hussam Almulhim
Ian Burridge
Lee Seung Jae
Rohit Singh
Brian Jason Bailey
Packy Hill
Karim Makarem
Jeff Broffman
Todd Benson
Edward Naugle
Gillie Abdiraxman-Issa
Patrice Patrick
Julio Cesar Bolivar
Brandon Mack
THOMPSON INDUSTRIE...
Leidy Gandica
Sumanth Narra
Ali Charania
Jefrey Joy
John Mathew
Steven George
M J
Dave Boucher
Folusho Adeyemi
Yuichi Okada
Alyssia Burton
Duy Dao
Jake Ayo
Gary Tiller
Darlyze Calixte
Ramny Perez
Daniel Varghese
Mithun Abraham
James Mathews
Tanner Guinther
Ford Knowlton
Ricardo Sanchez
Roshen Samuel
Noel Mathew
Allyson Perko
Randal Stone
Sarath V
Olusayo Lawal
Bryan Banks
Raj-Sachin Bhakta
Chad Fishell
Christopher Rocco
Tyler McIntyre
Aaron Anthony

Jerry D. Boyette
John Parrell
Tuai N AUVAA-MUA
Oscar Sandoval
Manilal T.
Mujo Suljic
Tiru Mangalarapu
Stefano Klett
Anton Golubtsov
Michael Nagrampa
Sam Nehmat
Steve Joseph
Jennifer Samuel
Kyle Fogarty
Justin Johnson
Bobrovskyi Dmytro
Giliane Busato
Adam Alpert
Melinda Starbird
Johnny Cova
Fred Muench
Ben Abraham
Kimberly Lewis
Eugene Pastore
Matt Drillman
Dave Pop
Zach McColgan
Johnathon M. Horner
Chad Yoas
Nadim Kattan
Jon A. Ravenholt
Joseph Spradley
Matthew McKnight-Moses
Erin Schmick
Robert P Farhat
Brian Lipscomb
Kc Embrey
Aj Fiege
Amitabh VERMA
Surendra Yadav
Anthony Cockcroft
Justin & Evelyn George
Miguel Calderon
Sheabin George
Oscar Golf (Oggie Hall)
Ugur Erol
Chris Paul
Jamel Jenkins
Jason Heinicke
Ryan Trotter
Preethi Subramanian
Rebecca Joseph
Austin Owens
Mathew Sabu
Sushant Vohra
Santhosh Mathews
Stefan Ueltzhoeffer
Roshan Simon
Andrea Natali
Jonathan Castro
Bejoy Titus
George Thomas
Gladson Paul Sam
Matt Mundanchira
Tomi Illikattil
Raghunath Kottamasu
Rahul Kripalani
Chesting T
Selvin Pulickathottiyil
Bijoy Thomas Chandy

Erxc Vicks
Ani Kochiashvili
Alex Paquette
Tanner Guinther
Ryan Burke
Agustin Gonzalez Vicente
Timothy Easter
Naomi Maldonado
Danny Leiva
Shawn SCOTLAND
Morgan Nix
La Tanya Bynum
Noel Manu
Pham Thi Huyen Tran
Lakshman Diwaakar
Robert Rothermel
Nitin Arora
Trish Charehwa
Andrew Ciesla
Collins Nwosu
Lance Jones
Renee Bell
Christopher Tarantino
Darryl Clay Jr
Michael Abdelahad
Kosta Popoff
Stephen Yuan
Makeisa Swaray
Jennifer Newbauer
Mark Anderson
Jenny Lauderdale
Kelly Kubicek
Kyle Humphreys
Justin Buzzard Sr.
David Orta
Raymond D JAMES
Aaron DPenha
Silvan Schmid
Richard Llaca
Bob Christensen
Norman Lerchen
Colby Maier
James Christian
Jaime Joseph
Paul Drake
Jeswin Thomas
Eli Brown
Colt Kraczek
Lambert Thomas
Jacob Petersen
Kristalyn Bruno
Nathan John
Philip Varghese
Shibu Oommen
Pamela Lee
Raanan Weber
Mihail Vratchanski
Jens Schmidt
Vinny Seiter
Mathews Joseph
Michael Yang
George Constantinides
Christine Tuller
Jeremy Castillo Vargas
Emma Velazquez
Jason Nolley
Keith A Leitich
Murali Vaidyanathan
Timothy Rejeev
Sai Kumar Yerubandi

Siby Sabu
Tim Gregson
Jeffrey Varghese
Moyin Oluwa Adejumo
Tiffany Koo
Yevgen Bobrovskyy
Jonathan Lott
Travis Moore
Dharmendra Prasad
Xochitl Ayala
Kim June Woo
Justin Hardin
Tia L A Brown
Adrian DelAngel
Lia Yamashita
Simon Emaikwu
Chelsea Herron
Derek White
Calvin Hines
Katrina Gatuz
Laquette Jackson
Damien Iweins
Pascal Lagesse
Austin Peter
Stephen Nagler
Anothai Polo
Yong Shi Kuo
Andrew Snyder
Jim Chung
Tom Nguyen
Tal Charnes
Abdella Shukur
Chinaedu Unaegbu
Kandi Clark
Francisco J Andrade...
Amarinder Grewal
Danny Ritchie
Wayne Ohlrich
Broadshade Investments
Lior Zysman
Evan Kestenbaum
Derron Jones
J J
Joel Anthony Walley
Confidence Udegbue
Elizabeth Ward Santana
Rohin Thomas
Jim Carroll
Ado Becher
Dany Benjamin
Ryan McGoldrick
Reema Askar
Brandon Koletsky
Steven Thomas
Jett Durham
Matt B
Benj Miller
Justin Hughes
Hen Su Choi
Rejina Koshy
Jaman Heslop
Jaime Veira
Hello Man
Roman Burymskyi
Alejandro Mendez
Dan Schuessler
Richard Harverson
Jake Gutstein
Randy Spangler
Shyam Garg

Alwin Alexander John
Mohit Arvind Khakharia
Namdeuk Kim
Nicolas Radin
Mats Hultman
John Daniels
Arthur Richardson
George Wang
Mitchell Phelps
Jeffrey Metzger
Jim Craddock
Craig Fryar
Alex Brown
Zachary Coloma
Mitch Haraburda
Andreas Holm Nielsen
Sacchin Thomas
Clement Utuk
Cynthia Gillespie
Hammy Tone
James Pickett
Gabriel Ochoa
Bogdan Art
Vandal Tran
Damien Iniguez
Adam Eastcott
Jibin Thomas
Jerry L. Sharpe
Staci L Rae Myatt
Nicklesh Madoori
Jeffery Gray
Shezadi Charania
William Laska
Chris Baudo
Teaila Kidd
Cornelius Chapman
John Murphy
Anton Staroverov
Adonis Patrice Folarin...
Jason Smylie
Mark Phillips
Wellington Cabrera
Zachary Kessler
Cs3 CREATIVE
Jamari Johnson
Shahzad Pirani
Charles Stallings
Jobin Thomas
Justin Mathew
Melodie Streety
Joseph Pinkerton
Jijo Jacob
Brian Burress
Sean Winner
Alexander Seiger
Tony Tonni
Asha Jacob
R Chirayath
Lokesh Bhatia
Anil Polaki
Shawn Oommen
Heather Flanagan
Reginald Eugene...
Glenn Hines
Johnny Chica
Charles Bowie
James Harvey
Jose Graciano
Junior Herman Ducatel
Joanne Tang

Flamin Fires
Manoj Choudhury
Joseph Agnelo Skariah
John Mark Mathew
Stephon Bernard
Jerry Brown
Claudianus A
Jason Ludicke
Fabien Vernaz
Peter Talbot
Juan Heredia
Kristine Meek
Yousuf Shah
Philip C. Wheatley
David Brown
Domenic Gigliotti
Manish Kakati
Kalyan Siruvuri
Eric Chapman
Joshua Cheong
F Lopez
Kit Navock
Shawn Curtis
Ramez Morris
David Van Osdol
Jason Moran
Stewart Hooks
James Donohue
Edwin Asturias Galisanao
Michael Lee Strait
Jackie Balkus
Danny G. Ewing
David Melendez
Robert Kohler
Arnold Anderson
Samantha Fitzgerald
Leonard Degnan
Prince Tesla
Michael Dawkins
Melvin O'neil WALLACE
Bruce LaPlante
Bob Fleming
Johann Litwinenko
Jeremy Anderson
Nicholas Zambo
Aaron Morgan
Tristan Copley
Sherri Manning
Michael Weimar
Kristy Hope Welles
Douglas Muskaluk
Alan Wright
Jim Butler
David Oprondek
Martin Alley
John Passananti
Kynna Volel
Dinesh Kumar...
Ruben NALBANDIAN
Karen Elizabeth Villamar
Sanjeev Munjal
Ralph Cecere
Gboyega Ake
Miles Parker
Alex Lebon
Luke Thompson
Narayanasamy Rengasamy
Jack A. Atkinson
Johnny Norred
Travis Grace
Andy Chimicles
Orhan Mehmedov
Kyoda Kohei
Bahadir Ozkurt
Garry Gonsalves
Musa Akinleye
Chris McCutchen
Bob Grieb
Rishabh Banga
Jacob Roberie
Melissa Said
Lloyd Jackson JR
Jessica Wagner Kan
L A
Andre Stewart
Jacob Sutton
Vanesa Abar
Justin Meyers
Tesfu Tesfazgi
Samuel Johnson
Jay Fortune
Derek C
Cindy Frost
Jack Liu
Dan Ostergren
Kurt Keszler
Ihab Shahawi
Michael Baker
James Sun
Jerry Baker
Boris Burshteyn
Peter Verpla
William Ray
Howard Isaacson
Luke Henry
Md Pham
William Tuzin
Peter D Tuddenham
Gordon G. Ingram And...
Dylan Snyder
Brent Beguin
Tim Greaves
Jannes Van Ussel
Carlos Pujol Barrero
Issachar Allen
Charles Hardesty
Ramesh Sadashiv
Allan Rose
Mary Lee Dammann
Stephen Quong
Alan Lipscomb
Valtetsiotis Sotirios
Christopher King
Elliot Graves
Robert Paxton
P S Mclean Jr
Kevin J Dwyer
Jodi Zapien
Calvin Nguyen
Sean Donohue
Evergista Stoddard
Vinodh Rajagopalan
Subhash Khatri
Hal Aaron Davis
Aashish Ahuja
Hira Vishwakarma
Sumith Jain
Eben Abraham
Dameon Nanocchio
Ferdinand SALVADOR
Ava J Owens
Samantha Babinec
Saw 21.com
Gokul Naidu
Jorge Sánchez Parra
Philip Belz
Matias Leonel Sanchez...
Mithun Gaddam
Mit. B.
Jibin Varghese
Malcolm Silberman
Matthew Wagenfer Sr.
Jonathan Da Situation...
Edmund Kim
Chris Pera
Iordache Cosmin
Andrew Dudish
Divya Mehta
Thomas Nicholson
William Casey
Zvi Goldberg
Carson Coon
Joshua Kurian
Tina Laningham
Winslow Cervantes
Laura Garcia Aguirre
James Hayes
Stephen Michael Worthen
Cedric Edwards
Curtis Jacobson
Terry Genners
John D Grier Jr
Jacqueline C Edwards
Martin Butler
Ebenezer THANGAVELU
Troy Schoenheinz
Frederic Gerald McCurdy
Nate Morris
William Anderson
Eric J. Coll
Deanna Allen
Morris Gelman
James Manalel
Hector Mejia
Pat MASON
Chad Miller
Robert LaRue Horton
Richard Hill
Deryl Zimmerer
Kate McHugh
Aaron Keysor
Kenneth Udell
Lawrence Scott
Randall Cook
Omar Askari
Bruce Swygert
Thomas Philip
Nagaraja Muppavarapu
Scott Place
Joseph Oseghale
Samuel E Etta
Jacquelyn Ervin
Michael Amoroso
Lawrence Duke
David Vrba
Joseph Harrison Hart
Rumailah Buenavente
Timothy Dickens
Robert Shields
Paul Woodburn
Samuel Marshall
Mike Diaz
Nathan Goromonzi
Ingrid Robleto
Omar Raman
Clyneice Chaney
Alexandre Serviès
David Griffin
David D'Antonio
Shawn Whitaker
Randall Quisenberry
Josh Gamble
Daniel Ellwood
Billy Malady
Vinh Nguyen
Jason Swerling
Petru Seracin
Eric Williams
Steven Crain
Nancy Hasle
Shrinivas P
Sathish Gopalakrishnan
Russell Kriewald
Anthony O'Neal Jr.
Omri Friedel
Faisal Rahman
David Luck
Robert (Mac) Barlow
Roger A Herres
Aiko S Miyatake
Gregory Erb
Rebecca Burton
Matthew J Kristof
Beth Okeon
Ricardo Silva
p Pet
Rikard Amodei
Michael Edrei
Guangtai Huang
Clair Hershey Leaman
Kaleeswaran...
Patrice Rey
Magnus Kjær Jørgensen
Thomas Caden
Duane Pooley
Zhuoran DU
Cesar A Pineda
William J Warford
Steel Thomas
Kofi Osei
Yash Bazian
Tamara Gordon
John Mburu
Mark Swinehart
Jason Adamcik
Geogy Thomas
Storm Connors
Madhusudhan Rao...
Branislav Krajčoviech
Jacob Goritski
Eli Cho
Nicole Forrest
Cheryl DeAvila
Michael KRANTZ
Jenn Graham
Marcia Ellis
Lex Nemzer
Nahiem Hood
Ozzy Akay
Rami Taha
Amy T Mintner
Thomas Idiculla
Linda Cobarruvias
Otis James
Eric Channey
Patrick Guei
Ricky Anderson
Miguel Guerrero
Gilbert Nwaopara
Tommy Trinh
Reg "Mr Least" Pugh
Ethan Marsden
Cristian Nicoara
Jeffrey Petersen
Kailash Gupta
Thomas Riedl
Razvan Marescu
Joshua Ganino
Mariah Paredes
Shaun Buck
Ryan Rixon
Jay Cowan
Reina Aguilar
Joe Klahorst
Jesse Williamson
Sarah Scott
Kevin Lindahl
Joshua Michael...
Blair Anderson
Victoria Cabanos
Martin Brenner
Dock Likeable
Poullet Vincent
Johnson Abraham
Chris Lloyd
Sreeja Poduri
Nate Skinner
Eric Simon
Sir Range
Kate McLellan
Michael Hewitt
Scott Cracknell
Kevin Holoway
Michael Mattick
Amelia I Davis
Samuel George
Debra Macklin
Eliza Velasquez
Raymond Page
Teresa Carter
Banning Stuckey
Stefano Pineda
Austin Graves
George Spalding
Adalberto Cardona
Timothy Bailey
Mohit Goenka
David Casey
Charlie Schmeling
Stuart White
Josh Trees
Nage K
Raymond Hayes
Patricia Gutierrez
Nathaniel Waldeisen
John Hwung
Belinda Quach
Chris D. Busick
Randall Schwartz
Averri Sinkshous Peterso...
Carolyn F Hernandez
John R Rust
Jack Fox
Alfred MURILLO
Cody Chlebowski
Jeremy Varughese
Alysha Alimohamed
Alberto Cortes Gonzalez
Marina Koren
John Royliston
Nofisat Alabi
Yunying He
Tapaswy Muppaneni
Angel C
Andrew Bryan
Daryn Kuhle
Seth Parsons
Brian P
Nick George
John Cassapo
Moshe Guthertz
Noel Abraham
Khurram M
Jessica Trites Rolle
Lisa Morrison Wiece
Todd Komanetsky
Ron Shelton MD
Jonathan Thangavelu
Lucius Koshy
Girish Amin
Russell V. LUGLI
Kristyn Ream
Molly Ferris
Josh Nielsen
Frank Meier
Dr. Rodney B. Woods
Rudy Linterman
Stephen J Melson
Daniel Shteinbuk
Gene Putz
Brian Bills
Katina Washington
David Douglass
Maryann Woods
German Q Cruz
Angel Ortego Camacho
Shashin Patel
G. Michael Berberich
Brian Ermeling
Rio Garcia
Michael Yaldezian
Manjuka Soysa
Neil Hart
David Maclennan
Joshua Frank
Chris Richardson
Obehi Idiake
Chakrapani Innamuri
Grace Almeida
Ogechi Iwuanyanwu
Joe Goins
Benjamin Trees
Roshan Joshi
Doreen Gigante
Joven SALA
Harish Damodhardas Asar
Sanjay Shah
Adam Hashemi
Tuan Dinh
Gregory K Plambeck
Srinivas Palavarapu
Vincent Varghese
Miguel De Jesus Correa...
Brian Lakin
RAMON PASCUAL
Tom Fulloon

Jim Jensen
Rashida Perigrino Braimah
Lakeisha FRANKLIN
Glenn A ZAJIC
John Vuong
Ricardo Stieglitz
Bree Bree
Tabitha Ndungu
Jabor A. AL-Thani
Prasad Matti Rao
Damien McGhie
Kanaiyalal R Madhvani
Omorie Mckell
Arthur Klimczak
Richard Cristancho
Manuel Beltran
Kaushik Patel
Jaya Satya Prakash...
Justin Pisano
Eric Dwayne French
Jamie Ellis
Jaime Padilla
Antonio Gamboa
Murray Wills
Joseph Bocardo
David Pedersen
Jay Long
Dorcas Wilson
Lloyd Holbrook
Nokuthula MATHE
Denis Tilong
Morris J. Walsh
Ken Warrick Jr.
Ryan Murry
Georgia L Rogers
Juan Hurtado
Tim Archer
George M
Sam Mammen
Hong Xie
Rich Robison
Ervin R Broxton Jr
Ahmed Khan
Rohit Kachroo
Nolan Russom
Eric Ahn
Peter Corrigan
Anise Khan
Inez Brown
Mathias Blot
Arleen E Brown
Steve T
Eastian Shon
Nanette Shraga
Levi Hopkins
Garth Stein
MAHD Tech
Tawny MCGOWAN
Todd Bierman
Charlie Dayment
W L
Tom Gruner
Richard Campbell
Craig Zwickl
Rajeev K Ponnusamy
Alexander Slack
Leslie Varghese
Mac Mascorro
Orlando Vela
Abiy Kaltiso

Sean P Stites
George Mower
Dan Revel
Darlene DeMoss
Jeffrey Seidel
Golden K3y
Terry Alldredge
Leonard Barber
Alvaro Nieto-Donnelly
Dvir Gefen
Moonshot DisruptX
Mervin Mohamed
Steve French
Laurent Shumbusha
Philip A Cristancho
Willie O. Holt JR.
Leon Dingle
Shashi RANJAN
Michael Bergmann
Anitha Ravala
Tuan Anh Bui
Crystal Van Dyke
Simon RAYMONDE
Robert Nay
Denise McCray-Jones
Carlos Barron
Andrew Lake
Valerie Johnson
Jim Aubrey Jones
Robin Nicéphore Loisel
Christopher Collins
Timmy Schmidt
Paul Gogan
Justin George
Venkat Varada
Glenda Flood
Kofi Will
Ronnie FRANKLIN
Justin M Philip
Sharon Ritcherson
Suhas ROGIYE
Victor Rodriguez Gil
Philip Stone
Azeez Akinade
Michał Kłobukowski
Andy Yiu
Yosh Schulman
Steven K Havens
James Robinson
George Galanis
Nathan Showalter
Keilan Williams
Raffaele Chiacchia
Luis Rodriguez
Nathan Willems
Hee Jung Lebow
Pradeep Parihar
Trent Miesner
Brian Oneschak
Fred Rosenberg
Shellie Jarrett
Steve Sabol
Patrick Kummer
Jeremy S Nadeau
Heather John
Sean Donahue
David Craft
Lars Yoder
Alejandro Vela
Christopher Terry

Anne Sturgill
Melroy Antao
Heather Connell
Khim Khith
Kumar Natarajan
Dennis Walker
Stella Szostek
Richard HALPRIN
Ankush Grover
Geoffrey Lordi
Kweku Hanson
Kristi Hightower Godwin
Alex Rosenbeck
Ronald Lieberman
Rachel Baygboe...
Randy R Osborn
Raymond Rodriguez
Johnny Linebarger
Govindarajan Umakanthan
Michael M Obianigwe
Jannette D. Street
Kenneth Heiler
Windy Jay
Bilal Maqsood
Steven Rogers
Kamaldeep Heer
Roger Stevens
Kim Lightbourne
Suhel Ahmed
Richard Midgett
Katie Johnson
Gary Walker
Jeffrey C Walker
Sheila Abregana
Carolyn Wittreich
Virgilio Yabut
Kevin Matsuura
Robert B Taylor
Clayton Dolan
Kuber Singh
Chand Kumra
Samuel Schwartz
Jestin Alancheril
Edward Kelly Medlock
James Zeisweiss
Adil Najmuddin
Robin Boijmans
Minh Truong
Joel Varughese
Grant Stewart
Abraham Livchitz
Jacob Brown
Amy T. Roetschke
Marc Manochio
Aleksandrs Skurdjuks
Ivan A Campbell
Jay Diefenderfer
Syed Khan
Quentell Gipson
Ben Cherian
James D Page
Corbin Vermet
Yogesh Rao Kadiyala
Mark Koppelman
Brends Bohnenkamp
Brian Walters
Dominic Cruciani
Michael Cruciani
David Biber
David Halford

Hiram Wong
Luke Rosedahl
Jill Way
Ridzuan Ahmad
Barry Berkson
Sherri Williams
Debora Monaghan
Valerie Griswold
Stephen Andrew Hearn
Vivek ANAND
Srikanth Nagandla
Gaurav Shankar
Roger Evans
Jamey Isom
Lisa Bright
Woodrow Wilson
Daniel John Gibbons
Willis Blakely
Jesse N Marquez
Sharlean Perez
Jeffrey E Simon
Christopher Adjoodani
Ali Diallo
Darragh O'Shea
William Lippmann
Michael Rich
Abraham S Massil
Zulfikarali H Lalani
Christopher Hanson
Martie Pineda
Ryan Olaguer
Antonio Soto Rodriguez
James Meyers
Thomas Bolger Robinson
Glennetta Johnson
Michael Becher
Ryan LANE
Payton Christopher
Shadonna Forgacs
Richard Knight
Stanlin Alexander
Ian Batayola
Adam Brower
Antigone Cox
Andrew A Monroe
Susan Mol
Florian Limburg
Nivin Kurien
Jason Mathew
Dave Huang
Fx Coffinieres
Kedi Mei
Igor Maraszek
Zahid Qureshi
Olivier Kaloudoff
David Stockwell
Randal Zion
Guido Schmitz
Nicole Johnson
Adam Kelly
Robert Knott
Ken Lance
Keith Hahn
Hannah Wikman
Phillip Galenkamp
Joshua Rivera
Matthew Vanderbloemen
Kristen Niethamer
Stephen Halford
Eric Phelps

Jonathan Silva
Godley Varghese
Vladimir Brichkov
Arturo Silgado
Geraldo Pilon
Kevin M Shea
Sadhasivaraj Nadarajan...
Hellen Mbithi
Steven Wong
Michael Plath
Cambus Williams
Anya Tai Evans
Rosalie Vallesterol
Shawn Tolidano
Iuliia Lozovaia
Kevin Rivera
Ramon Sacal
Enrique Perez
Arlette L. Phillips Jr.
Milena Jozic
Libby Levin
Ridesh Kumar Kumaran
Edmund T. Mudge, IV
Jerry Harper
Elvis Lloyd Kawahara
Michael Gavlak
Mark Soltz
Marleny Franco
Brian Smith
Shelby Thuruthumalil
Colin Skaria
Barry J Black
Austin Gottschalk
Eui Joon Kim
Christopher Gardner
Nicholas Goins
David Nicolas Santiago
Adarsh Kitlebailu Nagappa
Vivian Cruz Nieves
Parminder Singh
Scot Manaher
David Woods
Sandy Toth
Vijay Mali
Martin Phillips
Alfonso Gonzalez
Jorge Mendoza
Paul Sunners
Tom Williams
James Samuel
Quark Wei
Samson A. Henrilus
Haitham Khoja
Jonathan Hickman
Federico Prades Illanes
Cecilia Hermes
Shawn Staples
Vincent Mok
Greystone Pools
W Kim Colich
Ace Montenegro
Calvin R Olson
Pete Conrad
Benjamin Eapen
Hao Pham
Greg Heath
Justin Stewart
Akshay Umashankar
Lindsey Biber
Christopher Samuel

Gabriel Arambula
Lillian KATHUNGU
Derek DIAKUN
M.V.Sasi Kumar
Jay HU
Vinamra Singhania
Ozem Jones
Anthony Jackman
Indranil Sengupta
Dhiraj Adya
Leroy Young
Bijoy Samuel
Gordon DuQuesnay
Lorraine J Reinhart
Caroline Saunders
Alicia Higareda
Richard L McNelly
Allen J Gebert
Robert J. Mosley
Mark Safko
Alfonso Quiroz
Landon Chorney
Julian Reyes
Robert Shane Wilder
Steve Sarno
Parvez Karim
Tyrone Riley
Jeffrey W Croomd
Douglas Lughas
Pat Libby
Shailesh Vachhani
Edward Cook
John Balian
James L Dietrich
Jonathan Young
Akira Shavers
Daniel DeJonge
Chi Patel
Adam Schons
Anna M.
Logan Thore
Petr Klein
Robert Besslich
Raechelle Lord
Harrison Smith
Zhongfu Li
Jonas Klink
Mathew John
Aaron Marsh
Saj Varghese
Daniel Davis
Niko Polis
Lori Larson
Joseph C. Oliver
Don Macauley
Samuel Pray
Troy Hale
Peter Chiarelli
Andrew Nobbay
Ann Marie Chinelo EKWUE
Allen Thomas
Alan Lund
Eva Green Horizons LLC
Yue Yue CAO
Michael Harmon
Caleb Trees
Cameron Weinert
Lauren Tiffan
Madhav Srinath
Blake Choisnet

Nelson Davis	Raymond Hooks III	Jeremy Reyes	Elson Alias Mathew	Benjamin Sanders	Githin Varghese
Lesly M Thomas	Chris Ernest	Katherine Williams	Asia Hutchins	Ethan Sanders	Joey and Cait Kelly
Jordan Walker	Kimberly Sifuentes	Jeremiah Lindsey	Georgy Varghese	Richard Mokuolu	Nicholas Messmer
Chris Mathew	Patrick Mayo	Lipsa Sarangi	Allen Osorio	Robi Ramey	Shanna Williams
Paul Kim	Oliver Osorio	Peter Samuel	Sherly Abraham	Daniel Kelly	Joseph Grano
Elias Rebollar	Michael Sloan	Sultan Shafei	Cooper Williamson	Ashley Wenger	Earlvin Solomero
Sedona Cheyenne Skye	Kelsey Tomlin	Nina Desai	Laverne Parker	Tucker Hargrove	Shane Gothman
Ricky Desai	Rachel Saputro	Heather Henderson	Katelyn Tighe	Cameron Sweeney	Bhesh Mainali
Boris Perez	Rajendra Pandey	Yuliang Ruan	Hari Dahal	Dilip Rao	Daniel Bernardi
Grace Veker	Bessy Thangavelu	Ryan Allen Kristensen	Nikita Cherian	Eric Kuck	Allyson Julian
Joshua Cherian	William Mettil	Boby Thomas	Ram Bhattarai	Nathnael Bulcho	Susan Ballew
Juan Valencia	Vermeer Grange	Andie Tester	Marvin Simpson	Dennis Hendricks	Clement Ho
Jesten Abraham	Eduardo TAPANES	Brendan Tighe	Hien Lam	Alvin Benjamin	Alex Benjamin
Caroline Graham	Kendall Rankin	David Cazares	Tarun Patel	Ajiri Obaebor	Alliyah E. Gary
Akhil Kumar	Patricia Fromer	Ali Jabry	Christina Varughese	Sydney Bryan	Aniefiok Ebong
Dara Adeniyi	Melisa McNutt	Sam T Samuel	Ben Meadows	Terri Walton	Christy McGriff
David Ash	Nick Sasfy	Víctor Vergara	Binoy Samuel	John Yancey	Stanley Thomas
Reed Joyner	Ian Ash	Robert Bergman	Noel Abraham	Roshen Thomas	Laurie Bergman
Brendaé McKinney	Roger Cordero	Diego Flores-Alvarez	Edgar Valencia	Mabel Aisueni	Shan Varghese
Scott Sternloff	Samario Torres	Alexander Borges	Earl W Wagner	Megan Robison	Charles Dickson
Breaunna Osorio	Juliann Spence	Hunter Bingham	Kevin Varghese	Toph Lawley	Jacob Jones
Sami Ibrahim	Jeena Kurian	Lee Gabardi	James Samuel	Janet Mathew	Joshua Jiang
Erin Gorsline	Alan Anchanattu	Sabrina Thompson	William Losier	James Phillips	Yusuf AKINBADE
Eric Hunter	Liffy Varghese	Lawrence Chan	Gregory F. Tarnacki	Ananta P Khanal	Karna Khar Khanal
Madhav KHANAL	Daniel Cooper	Jessica THOMAS	Jobin Mathai	Rebekah Dorworth	Mary Caruthers
Aldo Lara	Richard Opara-Ndudu	John Jacob	Bennett Abraham	Lesley Chen-Young	Robert Thompson
Erroll Keller	David Walker	Jarrett James	Bobus Mathew	Travis Pham	Dana Reinart
Alan Burt	William Kendrick	Robby Broaddus	Abel Kurian	Stanley George	Arthur Choe
Sharon Thomas	Subin Joseph	Elisabeth Chauncey	Noel James	Cameron Walker	Andres Martinez
Kendall Ayers	Hsien Wang	Kent Coffee	Mary Ann Nichols	Alexander Griffiths	Jason Joseph
Grant Galyean	Jaison Joseph	Randal Thomas	Robert J Chauncey	Cade Galyean	Isai Navarrete
Binoy Samuel	Johnny Galyean	Bejoy George	Alexandria Swift	Javier Ortiz	Erica Williams
Larame Spence	Kerry Geary	Cynthia M Rutledge	Jacob Leenders	Sharath Bhat	Caroline Alemany
Morgan Wright	Erik Ortiz	Brian Victor	Vanessa Moss	Kevin Moturi	Devin Baptiste
Amichay Giuili	Davonda Smith	Ramakrishna Reddy...	Chinnamma Varghese	Tesia Thomas	Merlin NJOYA
Sherry Everett	Vincent Nwobodo	Melissa Theodore	Makenzi Cotton	Nicholas Williams	Josh Reed
Karl Jonsson	Gregory Pugh	Anne Miller	PRAKASH CHAVDA	Tina Roher	Vincent A Marin
Nancy Anne Chapin	Nicola Cleaves	Eunice Devis	Naomi Babu	Selina Escobar	Julia Clanton
Ashwini Thoutireddy	Pamala MEADOWS	Tanner Milson	Karthik Avadhanam	Michael M Rocco	Earl And Mihia Mells
Michael Mogg	Brooke Hawkins	Davis John Abraham	Cole Irwin	Kokwe Yebovi	Brigette Kidd
Emily Phenglavanh	Sudhakar Muthyala	Damani Scarlett	Lynsey Bailey	Elizabeth Bangura	Nelvin Johnson
Jon Aaron Howell	Dexter BREWER	Erica Martin-Walker	Michael White	Zenaida San Felipe	Haley Dunham
Camille Hardman	LESTER DE PERALTA	Josh Philip	Ronald Eric Howell	Aaron Wright	Matt Schroeder
Armando Carpio	Patrick Yang MacDonald	Kunta Little	Maurelle Cleaves	Britany Walker	Samantha Wingfield
Raquel Reyes	Leslie Rocco	Antonia Davey	Andrew Breyer	Michael H	Olamide Komolafe
Michael Rutledge	Michael Ekwale	James Wolfe	Felicia Haynes	Jeff Huelsbeck	Nalini Sridharan
Seung A Han	Eugenia Miller	Chinnamma Varghese	Vincent J Collins	Grant Elliott	Jennifer Hammock
Jan Kucera	Rebecca Vaught	Davinder Sharma	Maria Alappat	Brenda Chae	Barbara A. De Loach
Mallika Rai	Chadon Woods	Bryan Campbell	Amy Walker	Melissa Givvines	Angela Hawkins
Alexandra Huebner	Melissa Ballard	Elizabeth Tran	Binoy Samuel	Diane K Kuecken	Yonathan Tadesse
Pratik Bengali	Daniel Yuan	Marionna Perry	Valerie Leconte	Ashlie Brewer	Candice Anderson
Sameer Sawaqed	Charles Joseph Canalizo	Maxwell Heller	Nathan Leary	Greg Tiffan	Renald Jean-Philippe
Rafiq Ahmed	Stephen Weller	Lakshminarayana...	Alexander Fry	Brandon Olson	Jeremy Biron
David Martinelli	John McGeehan	Pamela Anne Schneider	Ade Adeoti	Hee Yew Yii	Avinash V Deshmukh
Michael E PARKER	Deven Patel	Suchai Gumtrontip	Ramesh Maddipoti	Darlington Etumni	Sulexan Chery
David P. Scott	Mj Abraham	John Brooks	Kaushik Suchak	Darrell Keeling	Eduardo Gutierrez
Steven Kramer	Royce Cyriac	Mark McClendon	Timothy Lin	Gary Tiffan	Gary Cruciani
William Trees	Calvin Spears	Solomon Esekheigbe	Randall Harris	Rejoice Boney	Isabella Borsato
Evelyn Botwe	Catherine Adewoye	Kishore Anjaneyulu	Joshua Christman	Raju Angani	Bradley Jacoby
Rajarshi Nigam	Klas Wikblad	Milam Wentworth	David Peterside	Tunde Ogowewo	Harleigh Millican
Jim George	Yongfang YE	Michael Kaloydis	Dane Wayman	Binny Koshy	Ake Bolaji David
Joshua Samuel	Kayode A Adeniyi	Dean Lindo	Christopher Vollo	Tatiyana Cure	Benita Mathew
Benjamin Mathew	Rex Joseph	Natalie Sims	Stanly A Johnson	Justin Kallickal	Sam Kelly
David Raju	Robert H Jeffares	Bo Jeffares	Jerrin Easo	Bincy Rosben Varghese	Joel M Mathew
Narendra Gayam	Ken Hayes	Noel Jacob	Pamela A Floyd	Simu Thomas	Stelin Johnson
Noah Scharchburg	Jeremiah George	Joshua Schulke	Vinod Itty	Oren Hashemi	Vignesh Kumar...
Bethsheba Zebata	Anitha Itty	Mathew Philip	Megh Bhattarai	Akinkunmi Oke	Yuhan Hu
William Runcie	Sheeba John	Stanley Sunny	Lance C. Hamm	Aditya Mathew	Stanley Sam
Julio Kim	Angela M EKERN	Reeba Thundil	Mehdiraza Asaria	Maryanne Samuel	Zain Lodhia
Chris Jose	Justin Jacob	Simmi Mani	Yong Fu	Ade Lawal	Chris Murphy
Tanvir Rahman	Megan Moore	Samuel Kurian	Brenly Mathews Babu	Lynda George	Catherine Schram

Theophilus Abah
Dennis Scheidt
Sameer Merchant
Jacqueline Marciante
Alan Mathew
Kenneth Camp
Jania Henderson
Dylan Cross
Dale Rajan
Simple Chacko
Marilyn Wong
Destin Attapallil
Prijo Thomas
Pierre Louis Bompard
Samuel Benjamin
Dominique James
Charlie Varughese
Arun George
Jerin Kallickal
Devin Joseph
Cheryl Stukey
Ryan M Scanlon
Mini Thomas
Dj Douglass
William Wehner
Scott Birch
Sunita Abraham
Aleksandr Stepanov
Mariamma Kurien
Jenu George
Sheena Johnson
Leslie Thomas
James Thannickal
Stan Fryczynski
Lida Thimothy
Katherine Savarese
Ashley Joseph
Philip Oommen
Abraham Koshy
Thembile Mtwa
Michele Zilli
Issac Bullard
Wanda Susan Slagle
Ferrin Mitchell
Asha Negi
Dustin Yang
Nael El Khatib
Christopher Gulliver
Caleb Wheeler
Abey Mathew
Jacob Hampton
Jacqulyn Powell
Spencer M Davis
Ben Sam Varghese
Paul Drechsler
Abel Abraham
Sharon Jacob
Mathew David Rink
Febin Thomas
Dharamvir Sharma
Massimo Vitali
Jeena Zachariah
Cynthia Cox
Grace Jacob
Mary Thevatheril
James Valloor
Wesley Ruiz
Reginald Bailey
Joel Newman
John O'Connor Gwaltney

Phil Joseph
Bishop Herrington Jr.
Tobin JOSEPH
Jerald Thomas
Chris Elliott
Jonathan D Sellers
Jason Slabach
Jamal Avery
Sagi Abraham
Stephen Vinoba
Will Dou
Sharon George
Theresa Umoren
Daniel Chung
Hannah Mathew
Quentin Lawrence
Stanley John
Aroush Anis
Christina Punnoose
Ventures xTheMachine
Anu Koshy
Thomas Blanchard
Allison Adkins
Camille Douglass
Charles George
Joseph Schulz
Duane Mixon
Alvin Varkey
Moyo Bolaji
Elizabeth Samuel
Christen Bakke
Sibusiso Ngubeni
Joshua Johnson
Ac Ngai
Mercy Baker
Judy Emeodi
Albert Lardizabal
Adewale Oyediran
Xavier Cisneros
Sonali Sundararaj
Lylalynn Moevao
Susan Priest
Sandra McAllister
Bibin Cherian
Jennifer Beebe
Jake Thompson
Nick T Seedorf
Ceena Johnson
Super Soup
Stephen Beaton
Benny Johnson
Christina M. Myles
Amarpal Singh
Jeremy Ancheril
Alexis McDowell
Keturah Cox
Kristian Freed
Tom Mathew
Gina John
Parvinder SIDHU
Parth Chaudhari
Badari Kommuru
Allison Jacobi
Jennifer McDonald
Uriah Morrow
Rick McLean
Peter Lac
Danny Thomas
Jesse Espaillat
Kaitlyn Samuel

Abin Abraham
Peter Mathews
Kevin V
Brian Maldonado
Arun Varghese
Ashley Mammen
Joel Matthews
Jensen Binoji
Kof Asante
Shaun Chacko
Joshua Thoyakulathu
Zahed Hossain
Kevin Jogn
Rony Varughese
Bryan Harris
Santosh Gatla
Adam Frank
Bruce Bolick
Ashley Kuruvilla Esq
Abie John
Robin Cherian
Brayden Lee
Henry Wu
Preena Cherian
Sean Blonien
Nirali Sheth
Roger Latterrll
Rushabh Sheth
Sunil Abraham
Rex Thomas
Ansen Thomas
Shawn Chacko
Thomas John
Amanda Burgamy
Alistair Rob MacLachlan
Tina George
Richi Thomas
Sneha George
Jason Varghese
George Campbell
Tom Porte
Josh Harvey
Lorenzo White
Michael John
Jeffrey John
Shane Oommen
Tyson Huffman
Subin John
Alvin Thomas
Abraham Thomas
David Dawkins
Michael Lugo
Alex Charlise
Ajay Jossi
Tony Koshy
Joel Kannath
Mathew Job
Tatenda Makuvatsine
Jacob Samuel
Litty Thomas John
Shelvin Sam
Shaquille Greene
Toriano Mayo
Kathleen Discipulo
Ezequiel Cruz
Brittany McLean
Xavier Ifill
Ebin Thomas Sunny
Shardae Anthony
Adam Watson

Christian Alberto Munguia
James Varghese
Allan Shibu
Alvin Andrews
Shane Thomas
Mathew Palakudiyil
Christy Benny
Preston Akwule
Sherin S
Chrisfin John
Gilad Oved
Shawn Thomas
Bryce Cinquemani
Kezia Mathew
Michael Mathew
Tristen George
Robert George
Sam Green
Bryan Price
Angeles Siarza
Cecil Sabu
Leslie Meyer
Karan Sheth
Elvin John
Robert Walujo
Naina K Dhaurali
Tiju Daniel
Brad Trees
Sheena Samuel
Sonya Mathew
Bryson Bard
Brandon Huang
Emanuel Parra
ANSHU VAJPAYEE
Abraham Philipose
Arly John
Karen Deime
Vincent Mach
Monsey Alexander
Chad Pritchard
Louani Idar
Christian Wellmann
Tae Sun Choe
Richard Sunny
Nathan Hall
Puspak Ranjan Agasti
Emmanuella Aninye
Howard Willard
Patric Hoffmann
Bibin Daniel
Drake Shadwell
Joffie John
Shannon Cornelius
Justin Vaidyan
Charles Kannath
Deondra Lovett
Gibsun Sunny
Christine Varghese
Michael Smith
Cumanda Angustia
Thomas Chacko
Jared Burris
Lauren De La Garza
Jamal Jarrett
Parth Choksi
Ruth John
Kim White
Pradeep Puri
Sibi Thomas
Samuel George John

Domingo Guyton
James Kunnacherry
Shonith Stephen
Ernest Burton
Steve Philip
Rohit George
Jerry Mathew
Katie Herdman
Adedeji Fajana
Mathew Joseph
Travis Poppleton
Immanuel Umoren
Pankaj Lal
Manoj Mathew
Blaine Foreman
Shawn Sabu
Randall Schroeder
David Amlalo
Qin Sun
Christopher Gwilliams
Teandra Storey
Ayomide Odubola
Boaz G Zacharia
Robert Fensterheim
Mikkel Bergmann
Garrett Shrader
Edgar Bonilla
Olufunmi Ariyo
Scott Zuke
Rejo Thomas
Ryan Houberg
Donovan Watts
Christopher Daniel
Nihar Nanavaty
Paul Wilson
Jenny John
Joe Vallikalam
Raj Pradhan
Joebin Parapilly
Hua Wang
Hansa Miriam Titus
Sophia Abraham
Balavignesh...
Sajan Simon
Adam Latip
Fredy Varughese
Betty Arthungal
Brendon Ford
Steve Mason
Jeremiah Johnson
Enoch Appathurai
Robert D Nock
Jobin Varughese
Susan George
Ron George
Stephen John
Shaun Ladhani
Daniel Mathan
Ajay C
Ruhan Philip
Toji Varghese
Kevin Cesar
Diana Jimenez
Stacey Joseph
Willy Ekasalim
Blessy Philip
Clay Ogbuiyi
Natasha Jacob
Lauren Pennington
Jeff Mathew

Bincy Jacob
Sarah Johnson
Oghenereke Jarikre
Jonathan Itty
Stanley Thomas
Mitchell Johnson
Sterlin Samu
Joshua Thomas
Seth Wright
Ken Cohen
Rachel Philips
Tevfik Ufuk Demirbaş
Christopher Wokocha
Mathew Ariyappallil
James Poole
Vibhor Agrawal
Robert Kanimba
Danielle Alyse Miles
Ebenezer Joseph
Ryan Solomon
Nicolas Valdiviezo
Boulkoroum FARID
Alex Steeno
Aaron Philip
Stephanie Samuel
Janet Adelola
Joel Rosinbum
Philip Varughese
Chester Nwachukwu
Abey Thomas
Brandis Jennings
Anish Abraham
Katherine Gomez
Philip George
James Choa
Jeff Lombardo
Leonard Chijioke Ezenwa
Shaina Thomas
Ian Rios Sialer
Matthew Zhao
Sarah Subramaniam
Hannah Jacob
Connor DiMestico
Robin Varghese
Greg Smith
Jenneil L James
Reba Joseph
Jerin Oommen
Tomy Abraham
Alyssa Gratil
Michael Bonner
Alberto Lopez
Darnell PHILLIPS
Grecia J Moran
Alvin Mathew
Christopher Ninan
David Samkutty
Bincy Sam
Christopher Kurien
Sneha George
Bless Ann Varghese
Thompson Varghese
Kevin Ramnaraine
Adeyemi Alabi
Pauline Munetsi
Henry M Martinez
John Nettles
Josue Flores
Garen McConnell
Karl Blomberg

Elizabeth Ifill
Lizzie Noumi
Noel Wilson
Jeena James
Betty Samkutty
Rachel S Mathew
Michael Abraham
Bryan Alvarado
Praveen Pachava
Nina Munetsi
Robin Thomas
Clara Adjani-Aldrin
Chris Thomson
Dorcas Okunola
Latanja Chambers
Nathan Lackey
Darnell Bonds
Yassar Arain
Monsu Mathew
Alexander Abundis
Tyronda Simpson
Taeseon Yoon
Alex Pappy
Sharad Saxena
Ernesto Nieves
Jilu Panicker
Eva Maria Michelcic
Mark Wolfe
Jinu P Mathew
Jess Chonich
Bharathi Nanjappa
Neville HEMMINGS
Jerry James
Austin Weber
Lafras Behrens
Ranjeet Reddy Kotha
Dan Hatcher
David Cuevas
Matthew Varkey
James R. Winston
Robert Craddock
Kishore BATCHU
Stanley Samuel
Chris Alexander
Jack Hazley
Jencil Joseph
Ben Oomman
Ashbel Benjamin
Joel Thomas
Bobby Mathews
Temitope AINA
Veronica Torres
Jobin Samuel
Joshua Menezes
Sargon Isaac
Scott Frazier
Zoltan Udvardi
Shiva Prasad Kolipak
Sherry Thomas
Justin Sam Abraham
Shanelle Woodard
Alonzo Mervebaby
Gillie Abdiraxman-Issa
Lerone Sims
Gabriel Cherian
Jason James
Jeanette Kernizan Adelson
Ian Bone
Thomas Wilson
Atiya Chase
Michael Swift

Ebunoluwa Lesi
Julima Seymour
Jeffrey Mathew
Jessica Oglesby
Vidya Iyer
David ONWUKA
Raiza Samkutty
Alfani AK
Cherian Kurian
Joshua Thomas
Vernon SKINNER
John Kancherla
Maximillian Sanden
Connie Hastings
Seriba Diarra
Israel Carrion
Taslimm Quraishi
Jay McArdle
Anthony Chastain
Anoop Abraham MATHEW
Praveen Samala
Akil Pinnock
Lesley Rajan
Chris Bergin
Houston George
Jacob George Jr.
Willie Buggs
Christina Culbert
Walter Lewis
Jason Scott
Janet Kay Herring
Shan Kadalimattom
Leroy Simon
Adil Ansari
Tony Joseph
Mitch Stromquist
James Brown
Matilda Dada
Tony Nguyen
Olamide Akinola
Viju George
Arthur Nerbas
Kenneth J Gibson
Rishi Singh
Annette Thomas
Shyam Kamisetty
Eno Oommen
Beaulah Constantine
Maryann Thomas
Jemimah Shaji
Sybi Mathew
Abin Babu
Shan Joshua
Marcus Lagerkvist
Joseph Ivankay
Tyler Kearns
Dessy Ethakkan
Sijin Mathew
Joanna Michelle Mugisha
Deepak Kumar...
Nick M
Kieran Grimshaw
Shyam Kumar Gopal
Mark Lucanic
Evan Peet
John Kurian
Erica Burton
Cameron Lynde
Rachit Agwania
Allan Dsilva
Dennis G Shin

Christine Bithorn
Belinda Santiago
Rachael Jennings
Jonathan Marrs
Reba Mathew
Nithen Kizhkkethara
Christina Bloodgood
Nasrin Afshar
Nicolli Santos
Christopher Thomson
Suzanne Adjani-Aldrin
Tyson Thomas
Felix John
Hargis Jerome Silvels
Jeswin Chacko
Blesson Philip
Isabella Gipson
David Lopez
Paul Sameluk
Amelia Quinn
Amrita John
Madhu Mohan Katikineni
Sunil M Thomas
Jiju Mathew
Jose Jaimez
Lesley John
Abhishek Rathi
Serghei Buciuscan
Odalys Santana
Trolette Doe-Williams
Eswaraiah Challa
Mohamed Jabbar
Jessica Simmons
Eddie Ackerman
Nathaniel Ohemeng
Samuel George
George Wilken
Hannah Gwaltney
Ashwyn Sam
Jonathan Bailey
Daniel Mathew
Arun Abraham
Jessica Jenkins
Jennifer P
Jacoby Kingston
Lindsey E. Garner
Qiongqiong Chen
Danny Varghese
Joel Charles Hammond
Enekhai Oshobugie...
Bharat Kumar Kondapalli
Jason Luke
Austin Gresmer
Adam Tabieros
Tuelo Baikgatlhi
Travis L. Naser
Kaiser De Kam
Alie Tawah
Usha Ravi
pram c
Anusha Kilaru
J. P. Marie
Elizabeth S. Owens
Luca Ceolin
Dominic Rosato
Caroline Kidd
Harmonia Peet
John Nehme
Shavonia Lewis
James Gallagher
Kevin Welch

Philip Jeffry Abraham
Simon Alexander
David Punnamannil
Ariel Santiago
Teena Chander
Kelechi Onyekanne
Kiki Yaw Sarpong
Calwin Mathew
Isaac Atkinson
Stanley Thomas
Shelley Luehring
Tylor Froese
Zach Pottanat
Michael S Fischer
Kendrick Mccomb
Steve Barnett
Scott T Mendell
Nicholas Smith
Daniel Moroko
Anna Oswald
Katharine C Blakeslee
Melody Hawkins-Coleman
Anshuman Rawat
Aamod Samuel
Andre Philogene
Michael Britton
Vimal Dolatrai DESAI
David Daly
Sthashah Barlatier
Joseph Daniel
Jennifer Cho
Sarath Chandra Kumar...
Lela Elliott
Jason Langdon
Mayble Thomas
Ben Thomas
Eray Kahraman
Garrett Pena
Alissa Keysor
Yonna Heath
Arnol Rosales
Muneeb Arain
Jessica Pond
Oluwaseyi Okeowo
Steven West
Chris Noel
Alex Kurian
Christopher Coleman
Eduardo Uribe
Feeby John
Justine Panicker
Shawn Thomas
Benjamin John
Kedra Woodard
Toby Abraham
Joshua Chodniewicz
Vlad Sandu
Anders Horndahl
Gloria George
Gerard A Desmarais
Sudhanshu Shekhar
Somini Mathew John
Josimar Garcia
Shawn Benny
Emmett Gwaltney
Karen Snyder
Miguel Angel
Justin Thomas
Paramanaden...
Olumayowa Bello
Vincent Hart

Elizabeth Thomas
Blesson Mathew
Sam Daniel
Jonathan Wallace
Susan MATHEW
Robin Mwongera
Jeffrey James
Moses Pacheco
Shereene Manimala
Ben Thompson
Nathan Trotter
Steven Thomson
Daniel Loflin
Marcel Clopton
Kimduong Duong
Richelle Ivey
Kimberly Christine
Kurtis Meyer
Bijan J BORAH
Dohyun Lee
Dominique Lavoie
Roshni Ravikumar
Vanessa Fry
Shabli Powell
K R
Joab Alexander
Chinsu Shajan
Alexandra Maund
Zakir Khimji
Ryan Crider
Joel Sajan
Adam Martin
Vikas Batra
Ronald Allen
Ronel Delva
Thisal Jayasuriya
Angelo Hilaire
Priscilla George
Joshua Moore
Adam Perry
Stanley Stalnaker
Shourav Zaman
Sherri Jefferson
Ryan Guedel
Debora Redigolo
Sam Kuriakose
Donald Salas
Jessica Menachery
Vijay Cherian
Faustina Iroha
Brandon Sitz
Ashley Thomas
Bryson Hall
Shane White
Justin George
Ashish And Sonia Mathew
Constance Washburn
Utsav Patel
Aaron Mitchell
Stanley Miller
Nibin Samuel Babu
Michael Johnson
Yogendre Kumar Patel
Tony Abraham
Reuben Thomas
Angela Tyer
Daniel Toleafoa
Christina Levy
Toni-Tiara Rapley
Benjamin Mikkelson
Natasa Buntic

Neal Abraham Thomas
Mark Williams
Justin Thomas
Alex Burke
Mathew K Mathew
Robert A Stewart
Joby Alexander
Feba Abraham
Manoj Kunchala
Alan Kurian
Daniel Perumal
Jane Thomson
Jordon KOPRESKI
Nicolas Alberty
Sriram Sundararajan
Daniel Cowan
Rajavardhan R Likky
Jefferson Baker
Matt McAllister
Jessica John
Reggie John
Ashvin Cherian
Gregg Snider
William Forsythe
Rejina A. John
Vince Lundgren
Chinwenwo Weli
Arteria Woods-Boles
Ashly Galindo
Ashlin Mathews
Jeswin Varghese
Josemon Chemmachel
Von Marsh
Aarian Parnia Aleahmad
Jose Cherian
Jerry Oommen
Stephen Willis
Tamika Moore
Michelle Nicolai
Jonathan Cox
Phebe Varughese
Ericka Battle
Isaar Sadr
Bryson Hearne
Jaime McDaniel
Pervez Khaled
Anitha Benjamin
Jasmine Menachery
Sibil Thomas
Abe Mathews
Abin Mathew
Allen Luke
Creg Canalizo
Jonathan Abraham Mani
Josh Raju
Darshy MEHTA
Varadharajsah Gajapathy
Rishi Singh
Dana C Zevecke
Steve Chu
Yolanda D Dixon
Jason John
Stephanie Nielsen
Chan Lengsavath
Olatomide K Owolabi
Brian Harris
Brooks Luckett
David Holloman
Brian Caplan
Jean Chunga
Nicholas Airdo

Arun Ramachandran	Charles Caldwell	Equislaure Gabriel	Julian Fiatoa	Lisa Cheney	Sheikh Sadiq
Griffin Feller	Seth Linkhart	Brad Hayden	Jordan Paul	Joshua Kurian	Joseph Solomon
Joseph Thottukadavil	Keithland Levy	Jahvon Exodus	Ryan Gardner	Ashutosh Goyal	Bekir Atahan
Olubunmi Osanyinpeju	Jitendra Chaudhari	Thomas Pozuc	John Cowan	Mike Goodman	John Kobe
Loic Konan	Charlotte Avila	Sina Younesi	Ryan Nash	Christopher Prellwitz	Nick Dwyer
Mohammad Obeidallah	Matthew Scherer	Arione Williams	Pradeep Singh	Jabari Hendricks	Cindy Yang
Brian Murphy	Hai Hoang Van	Chambria Dalhouse	Eero Pikat	David Stephen Bateman	Tulsi Patel
Anil P Jacob	Davd Bemoras	Cristian Nicolaescu	Praval Panwar	Evet Campbell	Kilolo Stritzinger
Jean-Paul Mugrditchian	Manuel Zariquiey Rubio	Ethan So	Danika Salmon	Desirae Parette	Natraj Sarma
Jeff Addison	Tracee Robinson	James Collins	Tina Tehoda	Juan Velasquez	Nhi Hua
Venkata Kakarla	Etinosa Agbonwaneten	Duane Soos	Mariya Pak	Sarvesh Sharma	Michael Kunkel
Paul Patterson	Midhun Thomas	Folasade Olupitan	Padam L Dhaurali	Gyver Vick	Vin Sern Lim
Jason Ault	Charmaine Batayola	William Sasson	Lance Johnson	Victor Nieto	Guoming XU
Sumanth Mattapalli	Marianida D Concepcion	Brandon Zimmerman	Albertico Maduro	Amit Poudel	Chukwuoma Ngoka
Angelo Romero	Jacob Carter	Rogelio Giraldo	Stephen Giordano	Rod Hooker	Khalid Rasti
Benjamin Ziegner	Anil Kumar	Vishal Arya	Suresh Dande	David Mathew	Md Shahadat Hossain
Ravishankar Vittoba	Jobin Abraham	Emanuel Russom	Bankole Segun Dele	Charles L Barthalow	James Wilson
Kameran Hildreth	Andrew Lee Rutherford	Austin Parker	Melissa Chapman	Haitham Aldawas	Jose Muniz
Steve Mathew	Denise Neary	Michael Gazda	Paolo Rodriguez	Pedro Dupouy	Lance Shaffer
Christopher Guillou	Cheryl Ririe	Qiana Coleman	Dinh Quang Le	Heldana Tewodros	Nathanael Tewodros
Ezinwanne Akparu	Oommen Chacko	Manouchehr...	Frank Wright	Patricia Jiles	Jorge Arturo Sánchez...
David Segalla	Noel Thiesing	Diane Daniels	Farzana Kabir	Megan Baghaturia	Christopher George
Dapo Lediju	Susan Schlatholt	Pratik V Bauva	Victor Daniel Muñoz	Eric Daniel Townsend	Brett Prince
Bachubhai Patel	Alain Lile	Dawn Elford	Riley Boeth	Douglas Scott	Akanksha Agarwal
Scott Wilson	Christopher Dean	Heejoon Um	Lori Gi	Sopheap Khith	Lawrence Chong
Shelly Segalla	Andrew Pitakos	Zaneta G	Sean Koshy	Avinash Kustagi	Hudson Hong
Jeremy John	Jan Denk	Craig A Savery	Anthony Scavone	Eu Tica Fields	Jorge Andrés...
Greg Gonzales	Sheena Manalel	Evrim Taskiran	Karthik Gopalakrishnan	Rakin HAQUE	Paul Emmitt
Eric Mollison	Nicholas Fitzpatrick	Zara A Perumal	Bryce H SMITH	Eduardo Mora	T Scott Wolford
John Renals	Casey Swearingen	Paul Rubillo	Joseph Park	Marc Livernois	David Kranz
Jack Route	James D DeShong	Chang Lay Koh	Kim Malone	Rodney Wright	Brian Lester
Curt Garner	Glenn Brandon	Nilsa Luna	Arindam Banerjee	Mark Shah	Javier Martinez
Daniel Johnson	Marko Kudjerski	Moumita Ghatak	David Louie	Jaimie Shores	Kyle Kroeger
Jan Brusko	Cristian Jesus Gomez...	M Freda	Jennifer Grek	Dan Braem	David Avasthi
Chad Strauss	John Chen	Winston Griffin	Trang Ho	Marvin Rauch	Philip Elie
Kevin Yoder	Wilfred Tso	Mark Horvath	Siby Oommen	Jacob Schomaker	Michael MCGINNIS
Ayman Anabtawi	David Huang	John Mead	Asad Ali	Hugh Brownlee	Yung Hsiang Shen
David Chalmers	Scott Bieda	Benjamin Arthungal	Anish Jhaveri	Rajesh Tibrewal	Jesse Popoff
Ronald Holman	Kirsten Popoff	Massimo Mazziotti	Samuel Kim	Jonathan Elie	Stephen Hightower
Vishwanathan...	Aaron Hornyak	John C. Vande Gevel	Aaron N. Carmichael	Brandon Bieda	Dung Tran
Nathan Bieda	Alexander W Staab	Jeffrey Bassett	Jeffrey S. Hamren	Chung En Huang	Romano Zampierollo
Timothy McCollough	Prashant Satoskar	Anita Mitchell	Youyou Lu	Tyler Tingstrom	Skyler Hester
Fidelis Doh	Khang Chau	Minh Cang	Jonas Hines	John Odulio	Chris Carter
Nicholas Kartos	Jon Billman	Alexander Koppisch	Christian Oevermann	Sebastian Tillmanns	Clayborn Taylor
Matteo Galimberti	Sunil Bhatia	Venus Coons	Charles E Kirkendall III	Jose A Gelpi	Rajesh Hazari
Kenedi Hall	Gary Gilbert	Michael Kawas	Ryuji Morishita	Phong Lam	Steve Smith
Raul Ochoa	Sonja Palmer	Brett Fox	Lai T. Nguyen	Alex Franco	Jesse Darron Smith
Pejman Eslami MOKRI	Khary Gray	Paulius Jurėnas	Paul Skillen	Joseph Bynum	Antonio Betancourt
Mohit Kumar	Hubbard Galbraith	Ram Prakash	Lamardo Davis	Jack Sullivan	Sherry Nicholas
Deepak Patil	Venkatesh Hiware	Arvin Shirinyans	Scott Holbrook	Ezekiel ASHAMU	James Noonan
Alexander Ho	Hans Ulrich Elsner	Alexandru Dobre	Richard Ho	Bettie F Stieglitz	Tami L Wolf
Steve Akins	Tammy Deardeuff	Joseph Cho	Amanda Molina	Eric Trejo	Ramesh Kumar
James Weber	Charles Robert McLellan	Luis Eduardo Perez	Sean Bolding	Jianmin Wang	Jeannette Paxia
Daniel Oh	Marlo Mosser	Caleb Janney	Isaac Lee	Darrell Fitzgerald	Ronn Mercado
Marc Russell	Aniya Rodriguez	Ayesha Hayat Khan	Hariprasad Kantubhukta	Debra Kuo	Janyaporn Miller
Kailas Deshmukh	Jagruti Patel DDS	Theodore Woodstock	Daniel Ryan DAY	Mary Bui	Bret Plante
Jason Nagler	Mitchell Gosvener	Prabu Devanesan	Cory Waletzko	Lawrence Beavers	Javed Abulkalam
Charles Kelly Jr	Christopher Carr	Niranjan Kavitkar	Matthew Armistead	Michael A. Mohr	Suby Sadan
Anthony Ostrea	Srinivasan Gudapati	Tobin Jacob	Johnson Oluwatosin...	Alexandra MacLean	Ryan Humphreys
Shalonda Green	Nick Fischer	Casey Fetzer	Timothy Monley	Justin Ramos	Cody Ramos
Melissa Boerst	Harinatha Raja	Karina Ciriaco	Humbert Macias	Shana Mammen	Drew Gregory
Maiyaki Umar	Jacqueline Bennett	Samuel Munoz	Robert Rosenbloom	Rosangela DiManto	Stephen B. Reid
Harvey Waletzko	Muhammad Hafeez	Fanglin Huang	Donta Gans	Claudia B Schwartz	Dina Stillitano
Benjamin Peters	Denton Cassidy	Joshua Ryen	Joshlyn John	Nickaih Newell	Love Srivastava
Mark Shah	Ricardo Molina	Cody Breasseale	Thomas Gardner	Navjot Kaur	Mathew Koshy
Lillian McGeehon	Gregory Hilty	Amanda Lee	Felipe De Jesus Robles...	Joel Vega	Payam Pourjavad
Desiree Miller	Kiran Golukonda	Wayne Pitter	Clyde Cox	Brett Smith	Lorraine West
Daniel Riveramedina	Franklin E Njubigbo	Robert Becker	Shreekanth Kyatsandra	Yolanda Merriman	Randy Lo
Julian Grace	Grace Collier	John Oh	Michael Zachary Davis	Tamara Jordan	Oleksii Toporkov
Steve Kwak	Mitchel Noble	Jorge Emilio Robleto Ibarra	Adhitya Bhatia	Todd Morris	Mehdi Khan

Muyeedul Hoque
Rick Mouer
John Bennett
Rushil Ramachandran
Lovely Shine
Rhizza Adams
Steve Willis
Albert Zhang
Christian Wohlfeil
Paul Kuehne
Himanshu Sharma
Jean Pierre Mobasser
Tim Amundson
Basil Joseph
Allen Henry Balch
Burak Memis
Rob Koncius
Rajamani Ganesh
John Hanger
Cecil Mathew
Matt Cooper
Sugin Samuel
Kenneth Johnson
Adam Barlow-Heal
Jason Kanjiravilyil
Benjamin Ansell
Austin Isburgh
Anit Alexkutty
Matthew Kamp
Chris Saldanha
Anestis Fachantidis
Curtis Guest
Karen Stark
Sushil Mammen
Mary Caruthers
Glc Markets
Gokul Nune
Reed Buck
John Hammond
Csaba Mészáros
Caitlin Woodward
Joshua Thomas
Zack Whitman
Neil Koshy
Sheena Kurian
Venkatesh Sandilya
Princess Flores
Geogy Philip
Ryan Thomas
Miles McGriff
Robert McCleve
Jennifer N Whitlow
Jim Rinier
Renato De Leon
Sunil Kalia
James Richters
Mitchell Womack
Tyler Locke
Reji Alex
Sina Nikayin
Adan Farrah
Martin Peltz
Wilfred Cabahug
Jeswin Varughese
Cindee Robinson
Kerry Adler
Leigh Middleditch
Lakshman Kumar Dontha
Rohaj Puri
Raghunath...
Blaer L Gonzales

Daniel Orta
Thomas Schiltz
Rodrigo Motta
Priya Jacob
Stephy Thota
Shaun Skubal
Charles Mokuolu
Frantz PetitFrere
Murali K Bandaru
James T Jewett II
Andres Reyes Gebhart
Alan Regala
Scott Gilger
Shanmuga Ramadoss
Mariska Mulder
Amy OBrien
Martin Nwosu
Michael Tobin
Polly Hammond
Cyril Cheriyan
Clifford Champion
Michael GilletteBerg
Sia Small
Joshua Rogers
Danny Lee
Giacomo Marchese
Josh Sasfy
daisym ladika
Matthew Morford
Mark Mariampillai
Sonia Geevarughese
Roxanne Foster
Maurice Cheeks
Sergei Heller
Ricky Souradeth
Tamara Navarrete
Alexander Kirchgesner
Axel Walter
Tony Varughese
Kevin Chessher
Michael Sitarzewski
Noble Mathew
Kendall Montgomery
Marius Kubilius
Fred Barrolle
Gabriel McQuinn
Lince K Varughese
Debbie Pryse
Stephen Samuel
Stephen Battaglia
Chris Pugh
Karl Vance
Joan Taylor
Jonathan Vaught
Lane Hayden
Rakesh Sharma
Hector Bosa
Jaye Moore
Joshua Perry
Joseph Wicks
Kevin Tsang
James Chan
Christian Heininger
Long TRAN
Garrett Chan
Vicki Stokes
Katya Acuna
Marybeth MURRAY
Simon Tan
Jeffrey McKay
Seth Cohn

Majesty KIDD
Brad Bauerkemper
Dan Yim
Amy Thompson
Aaron Saari
Nicholas Brown
Danielle Illing
Cheyanne Kinf
John Griffiths
Frank C Chan
Marc Saddik
Ding Wooi Diong
Sakthivell Vijayakumar
Christopher Queitsch
Bryan Van Vranken
Kirk Crenshaw
Anthony Runnels
Alan Gardenhire
John John
Anita Roxanne Benner
Adnan Ahmad
Aju Thomas
Hillary Rebollar
Ryan Spyker
M A
Rijo Mathew
Andy Echols
Betsy Varghese
Amy Cheng
Abbey Chacko
Ravi Kumar Makam
CL Flores
Mark Smith
Melissa Heidrick
Jonathan Chennakattu
Rachel Hatch
Hareesha...
Conner Crawford
Kevin B Hart
Aaron Podiyan
Genet Ketema Kebede
Christopher Adams
Nicholas Bell
Cory Turner
Kenny Klaus
Jordan Truesdell
Lakshmi Cheedella
Arjun Kannan
Thomas Robin Abraham
Milen Vachev
Matthew Rostermundt
Joel Jacob
Latifah Dortch
Lonell Holliday
Nicolas Perlick
Cody Crawford
Joji John
Bruce Zakee Rasheed
David Ramirez
Francis Aminkeng N Tatuh
Jacek CUDO
Mary Gaines
Shuang Wu
James Mizuki
Aravind Babu KADIYALA
Angela Chnapko
Kevin Luongo
Julie Smith
John F French Jr
Bruce A Corlis
Roland Green

Ivan Sakotic
Tim C
Bryton Kim
Jerry Davis
Jeffrey Allen Ceglarek
Varughese Kurian
John Daniel
Chris Franklin
Brian Cooke
Jason Spitz
Sam He
Steven Browning
Arun K Subramanian
Felix Faulhaber
Prince Kumar
Anne Oshman
Kim M Peterson
Jacob Simon
Phil Hung NGUYEN
S. Matthews
Kristian Hernandez
Yohannes Bulcho
Rex Zachariah
Ajay Oomman
Tim Hopkins
Luke Sturm
Vincent Kanagaraj
John Flinn
James P Hidlay
Yusuke Takagi
Georgy VARGHESE
Jacob Thomas
Global Media Group LLC
Zakiya Haji-Noor
Joshua Koshy
Colin Haines
Nick Ross
Jivin Joseph
Nathan Zuber
Richard Anderson
Usman Mahmood
Susan Roberts
Brodie Kalamen
Rachel Sixtos
Joel Jacob
Goran Obradovic
Princess Verlyndia Sharn...
Jeff Shaddix
Jeffrey Morgan
Bright Thomas
Tatsuya Kaihara
Robin Stephen
Ehab Rezk
Brian Chapman
Fahad ALARADAH
Shariq Mirza
Juanetta Holt-Davenport
Christopher Crugher
Brett Nilsen
Bayo Ogundele
Jose Higareda
Cynthia Richmond
Pete Gonzalez
Milton Santillanes
Marc Wüerttemberger
Dawn Troupe
Daniel Rojas
Robert Blair
Ana Alvarado
Stephen Davis
Hollis M Fritts Jr

Darin Brockman
Majesty M KIDD
Dipendra Tiwari
Bartley S Weddington
Loretha Pennix
Myles Kidd
Michael Teske
Thomas Martin
Akash Jain
Michael Yun
Rajesh Sansi
Kar Lun D. Ng
Cory Greak
Shaji Daniel
Roberto Torrent
Francis Liu
Sarah Zhou
Sajan Johnson
Jay Woodstock
Drew Spennato
Shannan Abraham
Alen Zacharias
Arielle Corpening
Bryce Portie
Danny George
Jeff Young
Hubert Delany
Sasha Pasic
Alan Lee
Stu Grubbs
Rupal Shah
Quinn Taplin
Larry Daniels
Evelyn Castillo
Tim Nelson
Antonio Del Pozo
Daniel Walter
Mohinder M S
Amber Preziosi
Kenny Zhou
Leo Perez
Michael Sandler
Jinger Lough
Hannah Debault
Paska L Reed
Dyon Morgan
Colton Sanford
Michael Sanders
Isaac Cudjoe
Stephanie Parker
Tim Partin
Jason Cheru
A Cami
Donald P West
Jocelyn Zachariah
Dries Driessen
Biju Jacob
Corey Fladger
Daniel Vergara
Joel Cohen
Richard Armstrong
William Scott Ducar
Virang Doshi
Andres TOVAR
John Caldwell
Anthony Olson
Erick Jovan Garcia De La...
Milankumar Patel
Barthelemy Diouf
Mary C. Barnett
Samuel Coomes

John Deren Gibson
Bryant Boon
Benson Samuel
Jeanmarie Ramos
Igor Yakubov
Brenda Osorio
Nakieia Watson
Gianfranco Giannella
Prateek Amar
Johnny Pan
Juksel Gabriel
Martin Batek
Mark Divine
Mark Jessan Hutchison-...
Ramez Mourad
David Lucas
Richard Koncius
Mohammed S ALSAHIL
Zach Johnson
King Tomlinson
Aidan Wolf
Anitha Durgam
Todd Lukens
Taylor Andrews
Michael George
Kymberly Richard
Ronald SCHEELER
Will Zager
Khalid Mahmood
Mike And Susan Roberts
Bobby Sabas
Justina Tomi
Joshua Dennis
Jenson Cherian
Jesstin Abraham
John Snow
Wilfred Ngonga
Tuna Yönden
Inaki Lopez
Joel Varghese
Nicola Lopes Da Cruz
Malikah Waajid
Brian Beamer
Kristofer W. Meyer
Daniel DeCastro
Tariq Bamadhaj
Shakil Khan
Phil Varghese
Marvel Philip
Stanly Philipose
Hayden Greer
Steven Bykowicz
Joseph Daniels
Greg Mitton
Parker Overturf
Benedicta Hanson
John Oliver Lines Jr
Engjellushe Vide
Eugene Mc Elroy
Andrew Stone
Prasanna Kumar Jayaraj
Marcell Benkes-Toth
Rajeev Ahuja
Harrison Lane
Christopher Lawrence...
Nancy Smith
Paul Lundgren
Brian Johnson
Clyde Tenn
Richard K Georges
Patrick Eddington

Blaer L Gonzales	Seth Cohn	Roland Green	Hollis M Pitts Jr	Samuel Coomes	Patrick Ludington
Andrew Adegboyega...	Michelle Nesmith	Doyle Scott	Jennifer Irvine	Gregory Mace	Mayu Morita
Debra Paschket	Cynthia A. Martin	Taylor Bennett	Shemicka Adams	Peter Banos	Dionne Tennant
Balaji Chakravarthy	William H Coram Jr	Robert S Boudreau	Ramu Maragoni	Melvin Harrison	Viswanatha...
Terrence Browning	Kirkland Kraines	Michael Harkness	Leon Rafael De La Fuente	Yuan Chang	Michael J. Scales
Andre Redding	Dan Schibel	Taylor Turnbull	Tulio Solorzano	Jonathan Lok	Jitendra Pongurleakr
Raul Denegri	Stephen Meyer	Christopher Ranese	Seshadri Das	Aaron Dobson	Paer Adam Barkman
Terry Simmons	A J	Patricia Adame	James Benson	Terrell Richards	Henry Okeke
Maria Batista	Charlene Knoetze	Miguel Estrada	Adrian A Hughes	Margaret Hermel	Badrikumar Patel
Sean Lennon	Marko Dimitrijevic	Jamie Martin	Islam Noaman	Andrew Anderson	Marc A Pierre Louis
Dennis Correa	Mick Gole	Kimberly Martin	Michael Martin	Stuart Patton	Kristel Johnson
Billy No	Chiragkumar Patel	Michael Inboden	Rocco Giordano	Pawel Sz	Robert F Bentley
George Gergely	Tamara Dotson	Raghav Kashi	Jimmy Black	Leonardo Prieto	Robert Jackson
Simpson Brown	Joe Connolly	Ankit Bhansali	Ruben Bastell	Jay Pennock	Moses Baranello
Jonathan Hendrickson	Daniel Spencer	Edward Weaver	Dave Godde	Victor Rodriquez	Herval Freire
Jeneen Sweet	Amey A Scannell	Narayan Subramanian	Perry M Chappano	Neil Dinh	Laura Marie Symmes
Jackie Womack	Jordan Gray	Richard Lemon	Kay Ogi	Gerald Pitts	Mark Everingham Jr
Jenna Shapiro	James Emerson	Esther Wong	James Phaneuf	Amani Latson	Raul Flores
Brandon Judy	Todd R	Ben Langford	Genesis Milam	Bobby Silaphet	Ryan PRESCOD
John Scott	Jeremy Moloney	Ron Painter	Matt Crager	John Grund	Dorian Nasby
Patricia JILES	Sylvia Mckewon	Antonio Corona	Kathleen Boehler	Taisha Dent	Jeff Zilch
Milovan Kovacevic	Nathen Carslake	Hamid Rezaie	Sean McCutcheon	Yacoub Al Qsous	Cody Collins
Jerry Aponte	Edgar Torres	Nisha Krishnaiah	Harish Kakkerla	Tracy Rookard	Rudolfo Munguia
Marius Bancila	William George	Ryan Thomas	Toshio Takeya	Simon Emsley	Sahr Pimbi Sorie
Jose J Suarez Parra	Pejman Moradi	Joseph G. Denison	Stephen O	Glenn A Rossman	Dariana Francois
Aaron K	Parineeta Kuntamukkala	Omokayode Thomas	Randolph Peters	Juan Bautista Triulzi	Brandon T. Mascorro
Householder Properties...	Stan Abraham	Hannah Samuel	Jonathan Kohler	Durga Ravindra	Vladimir Coho
Eric Leijonmarck	Maikel Hajiabadi	Sarita Avery	Larry Lyday	Mary Kurikeshu	Katie Kobetsky

Thank You!

From the Immersed Team



Renji Bijoy ⊠ in

Founder & CEO/CTO

Georgia Tech AI Master's (#3 Computer Science gradschool in the US) in Machine Learning, 800/800 Math SATs, Techstars portfolio founder (top 0.1%), lead software architect @ GreatBigStory.com (3M daily acti...



Cliff C.

VP of Intelligent Systems

UCLA Mathematics, UCSD CS (AI), Peking University MBA. Nearly 20 years in technology startups, from AAA Games/VFX, to XR, to...



Romeo C.

Director of AI

4.0 GPA in Georgia Tech's AI Master's Program, Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise Bank $40M in annual spe...



Joe B

VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development...



Josh K

Head of Content

10+ years experience in creating product & content strategy. Led the top performing product and UX teams at Synchrony Financial in 2020....



Alberto J

SVP of Immersed Applications

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformation...



Ryan Y.

Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and thriving user base.

Details

The Board of Directors

Director	Occupation	Joined
Renji Bijoy	CEO @ Immersed Inc.	2017
Jacob Thomsen	Managing Partner, Venture Capital @ Sovereign's Capital	2026

Officers

Officer	Title	Joined
Renji Bijoy	CEO	2017
Ryan Yep	Secretary	2026

Voting Power

Holder	Securities Held	Voting Power
Renji Bijoy	79,412,810 Series B and Series C Common Stock	78.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2020	$55,356		Section 4(a)(2)
08/2020	$1,070,000		4(a)(6)
03/2021	$653,516		506(c)
04/2021	$3,775,867		4(a)(6)
04/2021	$3,708,749		506(c)
08/2023	$450,000		Section 4(a)(2)
09/2023	$2,999,667		4(a)(6)
03/2024	$270,000		Section 4(a)(2)
05/2024	$67,600		Section 4(a)(2)
07/2024	$1,000,000		Section 4(a)(2)
07/2024	$420,000		Section 4(a)(2)
07/2024	$425,000		Regulation D, Rule 506(c)
08/2024	$1,724,300		Section 4(a)(2)
09/2024	$75,000		Section 4(a)(2)
10/2024	$88,003		Section 4(a)(2)
11/2024	$1,000,000		Section 4(a)(2)
01/2025	$50,000		Regulation D, Rule 506(c)

02/2025	$132,900	Section 4(a)(2)
05/2025	$1,754,734	4(a)(6)
06/2025	$250,000	Regulation D, Rule 506(b)
12/2025	$3,145,393	Regulation Crowdfunding
12/2025	$206,800	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/31/2023	$450,000	8.0%	20.0%	$150,000,000	08/31/2025
07/10/2024	$1,000,000	8.0%	10.0%	$150,000,000	05/23/2027
07/31/2024	$425,000	8.0%	10.0%	$150,000,000	05/22/2027
08/31/2024	$1,724,300	8.0%	0.0%	$150,000,000	07/30/2026
11/26/2024	$1,000,000	5.0%	25.0%	$150,000,000	11/26/2027
01/30/2025	$50,000	8.0%	10.0%	$150,000,000	05/22/2027
06/27/2025	$250,000	8.0%	10.0%	$275,000,000	06/27/2028
12/29/2025	$3,145,393	8.0%	10.0%	$300,000,000	12/29/2028
12/29/2025	$206,800	8.0%	10.0%	$300,000,000	12/29/2028

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA	04/21/2020	$55,356	$0	1.0%	04/26/2021	Yes
Shopify Capital Inc.	03/31/2024	$270,000	$5,345	8.6%	09/10/2025	Yes
Stripe Servicing, Inc.	05/19/2024	$67,600	$0	7.3%	11/11/2025	Yes
Working Capital	07/15/2024	$420,000	$0	10.0%	07/11/2025	Yes
Shopify Capital Inc.	09/16/2024	$75,000	$84,750	8.67%	03/16/2026	Yes
Stripe Servicing, Inc	10/14/2024	$88,003	$0	8.0%	04/15/2026	
Stripe Servicing, Inc	02/18/2025	$132,900	$16,928	7.0%	08/19/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Common Stock	42,186,380	0	No
Series B Common Stock	666,332,441	69,346,610	Yes
Series C Common Stock	75,833,333	75,833,333	Yes
Series 1 Preferred Stock	166,305,280	166,305,280	Yes
Undesignated Common Stock	39,217,608	0	No
Undesignated Preferred Stock	12,694,720	0	Yes

Warrants: 0
Options: 42

Form C Risks:

Since we are currently only available on 3rd party headsets, we currently relying on Meta/Apple/Google/HTC/ByteDance/etc for distribution, but we are planning to be on even more devices in the future, and are releasing our own.

The long-term success of Immersed will depend on the tech giants continuing to spend billions of dollars into research and development for the next generation of computing devices (VR headsets or AR glasses). We believe it is inevitable, but this is still technically an assumption.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price. We cannot assure you that an active trading market for our securities will develop following this offering, or if it does develop, it may not be maintained. Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our securities at a profit.

The market price of our securities is indeterminable because there is no existing market for our securities, and will be highly volatile and will fluctuate substantially due to many factors, including:
· market acceptance of our product;
· market conditions in the technology sector or the economy as a whole;
· announcements of the introduction of new products by us or our competitors;
· product development milestones;
· our ability to protect our intellectual property;
· litigation or any product liability allegations, investigation or claims;
· additions or departures of key personnel;
· developments concerning current or future strategic collaborations; and
· discussion of us or our stock price by the financial and scientific press and in online investor communities.

As an investor, you may lose a portion or all of your investment. Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Subsequently and until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

Our significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Our founder, Renji Bijoy, and our significant stockholder, Sevaign's Capital, will hold a

manner that you do not support. Our founder, Kenji Bijoy, and our significant stockholder, Soveign's Capital, will hold a majority of the our voting shares of capital stock. Their large ownership stake may allow them to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation, election of our board of directors, removal of any of our directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us, and approval of other major corporate transactions.

We have never declared or paid cash dividends on our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have

acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $200,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Immersed Inc.

Delaware Corporation
Organized January 2017
16 employees
PO Box 40681
Austin TX 78704 https://immersed.com

Business Description

Refer to the Immersed profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Immersed is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less